MEMSIC, Inc.

December 11, 2007

VIA FACSIMILE & EDGAR

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

RE:	MEMSIC, Inc.

REGISTRATION STATEMENT ON FORM S-1

FILED ORIGINALLY ON SEPTEMBER 28, 2007

FILE NO. 333-146377 (“Registration Statement”)

Dear Mr. Jones:

MEMSIC, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 12:00 p.m., Eastern Standard Time, on December 13, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

MEMSIC, Inc.

By:	/s/ Yang Zhao
Name:	Yang Zhao
Title:	Chief Executive Officer

[Signature Page for Acceleration Request Letter]